

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

Via E-Mail
Mr. Jeffrey M. Kreger
Chief Financial Officer
LHC Group, Inc.
420 West Pinhook Road, Suite A
Lafayette, LA 70503

> **Re: LHC Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 6, 2014**
> **File No. 001-33989**

Dear Mr. Kreger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Consolidated Financial Statements, page 77

Note 2 – Summary of Significant Accounting Policies, page F-6

Goodwill and Intangible Assets, page F-10

1. Please tell us how you analyzed ASU 2011-08 in assessing goodwill for impairment. If you did not perform the two-step test, please identify the qualitative factors you analyzed in reaching the apparent conclusion that goodwill was not impaired. In your response, please explain specifically how the projected cuts in Medicare reimbursement affected your assessment considering it was a (or one of multiple) qualitative factor that led to a quantitative assessment and impairment recognition of the other indefinite-lived intangible assets in 2013.

2.   Please note that the qualitative analysis contemplated by ASU No. 2011-08 does not extend to indefinite-lived intangible assets other than goodwill. Please refer to the final paragraph under the heading, "What Are the Main Provisions?" in the Update. Your disclosures do not indicate whether you adopted ASU No. 2012-02 in 2013. Please explain to us how you assessed the recoverability of the indefinite-lived intangibles other than goodwill, what qualitative factors were considered, and how those factors resulted in you performing the quantitative impairment tests.

3.   You disclose that you changed the annual date as of which you assess the impairment of goodwill and other intangible assets from September 30 to November 30 to coincide with the preparation of your annual budget and financial plans. You state the financial plans are a key component in determining the fair value of your reporting units. Tell us how this gap in timing (i.e. between the September 30 assessment date and November 30 annual budget and financial plan completion date) affected the assessment of impairment of goodwill and other intangible assets in prior years. Explain to us how you determined fair value of the reporting units in prior years. Tell us also whether the retroactive application of the new assessment date would have resulted in the impairment of goodwill in prior years.

Note 13 - Allowance for Uncollectible Accounts, page F-29

4.   Please confirm to us that you will provide qualitative and quantitative information for the changes in your allowance for doubtful accounts required by FASB ASC paragraph 954-310-50-3 or tell us why you believe this guidance does not apply to you. Also provide us with the text of your proposed future disclosures based on your December 31, 2013 financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining